Dreyfus Premier Health Care Fund

SEMIANNUAL REPORT October 31, 2007



Dreyfus
A BNY Mellon Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Health Care Fund, covering the six-month period from May 1, 2007, through October 31, 2007.

In similar fashion to last year's semiannual reporting period, volatility has returned to the U.S. stock market. The third quarter of 2007 provided greater swings in stock prices than we've seen on a relative year-to-date basis, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector of the bond market to other areas of the equity and fixed-income markets. A high degree of leverage within parts of the financial system has made recent price fluctuations more intense than they might be otherwise.

In our view, these developments signaled a shift to a new phase of the credit cycle. Although we expect somewhat slower financial conditions in the aftermath of the credit crisis, lower short-term interest rates from the Federal Reserve Board should help keep credit available to borrowers and forestall a more severe economic downturn. In addition, robust global economic growth may continue to support earnings for many U.S.-based companies. Such market events may indicate that it's a good time to review your portfolio with your financial advisor, who can help you evaluate your investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the reporting period of May 1, 2007, through October 31, 2007, as provided by Daphne Karydas and Chuck Silberstein, Portfolio Managers

Fund and Market Performance Overview

The stock market's advance during the reporting period was concentrated primarily in the energy and technology sectors, and most other sectors produced relatively lackluster results in an environment of slowing U.S. economic growth and heightened market volatility. While health care stocks delivered modest gains overall, several major pharmaceutical firms faced regulatory and product-related difficulties that undermined the sector's performance. The fund outperformed its benchmark, the Goldman Sachs Health Care Index (the "Index"), on the strength of our stock selection strategy in every health care subsector.

For the six-month period ended October 31, 2007, Dreyfus Premier Health Care Fund produced total returns of 6.33% for Class A shares, 5.96% for Class B shares, 5.97% for Class C shares, 6.44% for Class I shares and 6.18% for Class T shares.[1] In comparison, the fund's benchmark, the Index, produced a 1.96% total return, and the broader stock market, as measured by the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), provided a 5.48% total return for the same period.[2,3]

Effective June 1, 2007, Class R shares were renamed Class I shares.

The Fund's Investment Approach

The fund seeks long-term capital appreciation by normally investing at least 80% of its assets in the stocks of health care and health care-related sectors. When choosing stocks, we first analyze various health care sectors, focusing on trends affecting health care spending, as well as changes in government regulation, technology, products and services. Based on this analysis, the fund may overweight or underweight certain health care sectors. Using fundamental analysis, we then seek companies within these sectors that have strong industry positions in major product lines, attractive valuations and underappreciated revenue and earnings potential.

Stocks Advanced Amid Sub-Prime Mortgage Woes

Stocks generally gained value over the reporting period despite heightened market volatility stemming from turmoil in the sub-prime mortgage sector of the U.S. bond market. As credit concerns spread to other areas of the financial markets, investors reassessed their attitudes toward risk. The resulting selling pressure led to sharp stock market declines over the summer of 2007, which affected a variety of market sectors, including those with little or no exposure to the housing and mortgage markets. The Federal Reserve Board intervened over the second half of the reporting period by reducing key interest rates, sparking a rebound that offset some, but not all, of the market's previous losses.

Successfully Identifying Strong Biotechnology Performers

The fund's emphasis on fundamental research and individual stock selection served investors well in this challenging market environment. The fund achieved relatively strong returns in the biotechnology segment by focusing on small, product-driven companies treating unmet medical needs. For example, BioMarin Pharmaceutical rose sharply on the expectation of FDA approval of Kuvan for Phenylketonuria, a rare genetic disorder, and strength in its other marketed products that also focus on rare genetic disorders. Another top biotechnology performer, Alexion Pharmaceuticals, launched Soliris, a new drug for the treatment of a rare, life-threatening blood disorder with possible additional clinical indications that could further expand the company's market. Finally, Celgene saw strong acceptance of its new drug REVLIMID for patients with Myelodisplastic Syndrome (MDS) and advanced Multiple Myeloma.

Key Selections in the Medical Device and CRO Areas

Three key stock selections drove the fund's gains in the medical devices area. These included Gen-Probe, a leading developer of molecular diagnostic tools to test for blood-borne diseases; NuVasive, a company that couples unique, non-invasive spinal technology with a strong sales force and a sound commercial strategy; and Hologic, a leader in mammography and other key technologies related to women's health. Several contract research organizations (CROs) benefited from the trend among drug companies to outsource various research and service functions in an effort to cut costs and meet FDA regulations. Several CROs, such as Covance, Charles River Laboratories International and Pharmaceutical Product Development, rose in response to growing demand for outsourced testing in preclinical toxicology, clinical trials and research services.

While the fund added value in every subsector of the health care area, lack of exposure to a few richly valued companies detracted from relative performance. For example, the fund did not own Index-listed surgical system maker Intuitive Surgical and sold its position in biotechnology developer Biogen Idec during the reporting period, missing sharp rallies in both stocks.

Finding Growth in Biotechnology, CROs and Life Sciences

We have continued to invest in health care-related stocks on a company-by-company basis, targeting the most attractive opportunities regardless of subsector weightings. As of October 31, 2007, this approach has led to relatively heavy positions compared to the Index among biotechnology companies with unique products that offer strong pricing power, CROs and life sciences firms positioned to benefit from continued outsourcing by the pharmaceutical industry, and pharmacy benefit managers that are profiting by driving excess costs of the drug distribution system. We have allocated relatively few of the fund's assets relative to the Index to health care areas facing slowing growth prospects, such as major pharmaceutical firms, hospitals and HMOs.

November 15, 2007

1   *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through April 30, 2008, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*
    A significant portion of the fund's performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.
2   *SOURCE: GOLDMAN SACHS & CO. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Goldman Sachs Health Care Index is a capitalization-weighted index designed as a benchmark for U.S.-traded securities in the health care sector. The index includes companies in the following categories: providers of health care-related services, researchers, manufacturers and distributors of pharmaceuticals, drugs and related sciences, medical supplies, instruments and products. Total returns are calculated on a month-end basis.*
3   *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Health Care Fund from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 8.58	$ 12.46	$ 12.46	$ 7.28	$ 9.87
Ending value (after expenses)	$1,063.30	$1,059.60	$1,059.70	$1,064.40	$1,061.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 8.39	$ 12.18	$ 12.18	$ 7.12	$ 9.65
Ending value (after expenses)	$1,016.89	$1,013.11	$1,013.11	$1,018.15	$1,015.63

† *Expenses are equal to the fund's annualized expense ratio of 1.65% for Class A, 2.40% for Class B, 2.40% for Class C, 1.40% for Class I and 1.90% for Class T Shares; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS
October 31, 2007 (Unaudited)

Common Stocks—94.9%	Shares		Value ($)
Biotechnology—27.1%			
Abraxis Bioscience	2,170	a	53,903
Acorda Therapeutics	4,340	a	87,972
Alexion Pharmaceuticals	1,570	a	120,105
Alkermes	2,620	a	42,444
Amgen	5,040	a	292,874
Amylin Pharmaceuticals	3,510	a	158,020
BioMarin Pharmaceutical	5,000	a	138,650
Celgene	5,010	a	330,660
Cephalon	2,570	a	189,512
Genentech	3,725	a	276,134
Genzyme	2,100	a	159,537
Gilead Sciences	8,390	a	387,534
InterMune	2,680	a	53,386
Invitrogen	1,220	a	110,861
Millipore	2,080	a	161,512
Onyx Pharmaceuticals	1,750	a	81,743
Regeneron Pharmaceuticals	4,980	a	109,560
Vanda Pharmaceuticals	2,410	a	36,150
Vertex Pharmaceuticals	3,610	a	116,747
ZymoGenetics	2,410	a	32,414
			2,939,718
Distributors—1.9%			
Cardinal Health	1,230		83,677
McKesson	1,030		68,083
Patterson Cos.	1,470	a	57,492
			209,252
Healthcare It—.8%			
Cerner	1,460	a	**86,958**
Managed Health Care—2.9%			
Aetna	2,200		123,574
CIGNA	1,420		74,536
Health Net	2,290	a	122,767
			320,877
Medical Technology—15.3%			
ArthroCare	420	a	27,233
Baxter International	5,340		320,453

Common Stocks (continued)	Shares		Value ($)
Medical Technology (continued)			
Becton, Dickinson & Co.	1,890		157,739
Gen-Probe	1,480	a	103,630
Hospira	3,130	a	129,363
NuVasive	2,850	a	121,951
Smith & Nephew, ADR	2,400		162,648
St. Jude Medical	5,070	a	206,501
Stryker	700		49,700
Thermo Fisher Scientific	5,520	a	324,631
Zimmer Holdings	946	a	65,738
			1,669,587
Medical-Biotechnology—.6%			
Illumina	1,100	a	**61,765**
Pharmaceutical—23.8%			
Abbott Laboratories	6,020		328,812
Allergan	3,540		239,233
Bayer, ADR	800		67,200
Bristol-Myers Squibb	4,930		147,851
Eli Lilly & Co.	1,890		102,344
Forest Laboratories	1,990	a	77,749
Johnson & Johnson	4,340		282,838
Merck & Co.	8,050		468,993
Novartis, ADR	1,795		95,440
Roche Holding, ADR	1,865		159,140
Schering-Plough	14,060		429,111
Wyeth	2,380		115,739
XenoPort	1,620	a	79,510
			2,593,960
Services—14.9%			
Allscripts Healthcare Solutions	2,930	a	81,161
Charles River Laboratories International	3,340	a	193,720
Covance	2,085	a	172,013
CVS Caremark	6,899		288,171
Express Scripts	3,240	a	204,444
Medco Health Solutions	2,720	a	256,714
Pediatrix Medical Group	1,470	a	96,285
Pharmaceutical Product Development	2,710		114,470

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
Psychiatric Solutions	3,320 [a]	131,472
VCA Antech	1,890 [a]	87,034
		1,625,484
Specialty Pharmaceuticals—7.6%		
Alcon	1,070	162,865
Elan, ADR	5,440 [a]	129,472
Endo Pharmaceuticals Holdings	2,410 [a]	70,613
MGI Pharma	4,920 [a]	160,294
Shire, ADR	1,480	111,222
Teva Pharmaceutical Industries, ADR	4,510	198,485
		832,951
Total Common Stocks (cost $8,273,849)		**10,340,552**

Other Investment—5.2%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $567,000)	567,000 [b]	**567,000**

Total Investments (cost $8,840,849)	**100.1%**	**10,907,552**
Liabilities, Less Cash and Receivables	**(.1%)**	**(12,501)**
Net Assets	**100.0%**	**10,895,051**

ADR—American Depository Receipts

[a] *Non-income producing security.*

[b] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Biotechnology	27.1	Managed Health Care	2.9
Pharmaceutical	23.8	Distributors	1.9
Medical Technology	15.3	Healthcare It	.8
Services	14.9	Medical-Biotechnology	.6
Specialty Pharmaceuticals	7.6		
Money Market Investment	5.2		**100.1**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities-See Statement of Investments		
Unaffiliated issuers	8,273,849	10,340,552
Affiliated issuers	567,000	567,000
Cash		14,338
Receivable for investment securities sold		182,535
Dividends and interest receivable		7,422
Receivable for shares of Beneficial Interest subscribed		1,832
Prepaid expenses		27,424
		11,141,103
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		9,563
Payable for investment securities purchased		199,358
Payable for shares of Beneficial Interest redeemed		3,358
Accrued expenses		33,773
		246,052
Net Assets ($)		**10,895,051**
Composition of Net Assets ($):		
Paid-in capital		8,166,240
Accumulated Investment (loss)−net		(43,935)
Accumulated net realized gain (loss) on investments		706,043
Accumulated net unrealized appreciation (depreciation) on investments		2,066,703
Net Assets ($)		**10,895,051**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	7,653,652	1,549,436	1,326,633	226,246	139,084
Shares Outstanding	425,921	89,833	77,015	12,435	7,931
Net Asset Value Per Share ($)	**17.97**	**17.25**	**17.23**	**18.19**	**17.54**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2007 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $1,428 foreign taxes withheld at source):	
Unaffiliated issuers	32,267
Affiliated issuers	10,139
Income from securities lending	144
Total Income	**42,550**
Expenses:	
Management fee—Note 3(a)	42,345
Registration fees	27,864
Shareholder servicing costs—Note 3(c)	19,832
Auditing fees	16,301
Distribution fees—Note 3(b)	9,259
Legal fees	5,961
Prospectus and shareholders' reports	5,164
Custodian fees—Note 3(c)	1,302
Trustees' fees and expenses—Note 3(d)	371
Miscellaneous	5,020
Total Expenses	**133,419**
Less-expense reimbursement from The Dreyfus Corporation due to undertaking—Note 3(a)	(46,584)
Less-reduction in custody fees due to earnings credits—Note 1(b)	(350)
Net Expenses	**86,485**
Investment (Loss)—Net	**(43,935)**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	444,167
Net unrealized appreciation (depreciation) on investments	222,653
Net Realized and Unrealized Gain (Loss) on Investments	**666,820**
Net Increase in Net Assets Resulting from Operations	**622,885**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2007 (Unaudited)[a]	Year Ended April 30, 2007
Operations ($):		
Investment (loss)−net	(43,935)	(78,638)
Net realized gain (loss) on investments	444,167	347,625
Net unrealized appreciation (depreciation) on investments	222,653	1,043,471
Net Increase (Decrease) in Net Assets Resulting from Operations	**622,885**	**1,312,458**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	–	(214,503)
Class B shares	–	(63,730)
Class C shares	–	(28,667)
Class I shares	–	(3,885)
Class T shares	–	(3,984)
Total Dividends	**–**	**(314,769)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,424,198	3,622,841
Class B shares	94,038	128,981
Class C shares	576,476	104,385
Class I shares	125,352	31,456
Class T shares	73,548	8,874
Dividends reinvested:		
Class A shares	–	206,680
Class B shares	–	51,213
Class C shares	–	21,578
Class I shares	–	2,011
Class T shares	–	3,181
Cost of shares redeemed:		
Class A shares	(1,314,360)	(5,543,040)
Class B shares	(142,303)	(802,138)
Class C shares	(43,008)	(344,641)
Class I shares	(22,547)	(1,198,003)
Class T shares	(9,986)	(46,604)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**1,761,408**	**(3,753,226)**
Total Increase (Decrease) in Net Assets	**2,384,293**	**(2,755,537)**
Net Assets ($):		
Beginning of Period	8,510,758	11,266,295
End of Period	**10,895,051**	**8,510,758**
Accumulated investment (loss)−net	(43,935)	–

	Six Months Ended October 31, 2007 (Unaudited)[a]	Year Ended April 30, 2007
Capital Share Transactions:		
Class A[b]		
Shares sold	142,815	235,701
Shares issued for dividends reinvested	–	13,642
Shares redeemed	(77,556)	(357,403)
Net Increase (Decrease) in Shares Outstanding	**65,259**	**(108,060)**
Class B[b]		
Shares sold	5,692	8,650
Shares issued for dividends reinvested	–	3,498
Shares redeemed	(8,719)	(54,409)
Net Increase (Decrease) in Shares Outstanding	**(3,027)**	**(42,261)**
Class C		
Shares sold	35,264	6,985
Shares issued for dividends reinvested	–	1,476
Shares redeemed	(2,603)	(23,209)
Net Increase (Decrease) in Shares Outstanding	**32,661**	**(14,748)**
Class I		
Shares sold	7,206	2,121
Shares issued for dividends reinvested	–	131
Shares redeemed	(1,369)	(76,647)
Net Increase (Decrease) in Shares Outstanding	**5,837**	**(74,395)**
Class T		
Shares sold	4,423	587
Shares issued for dividends reinvested	–	214
Shares redeemed	(604)	(3,035)
Net Increase (Decrease) in Shares Outstanding	**3,819**	**(2,234)**

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*

[b] *During the period ended October 31, 2007, 1,431 Class B shares representing $23,387 were automatically converted to 1,375 Class A shares and during the period ended April 30, 2007, 7,670 Class B shares representing $112,968 were automatically converted to 7,423 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended October 31, 2007	Year Ended April 30,				
Class A Shares	(Unaudited)	2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	16.90	15.11	14.24	13.98	10.80	12.15
Investment Operations:						
Investment (loss)−net[b]	(.06)	(.10)	(.13)	(.09)	(.09)	(.07)
Net realized and unrealized gain (loss) on investments	1.13	2.51	1.05	.58	3.27	(1.24)
Total from Investment Operations	1.07	2.41	.92	.49	3.18	(1.31)
Distributions:						
Dividends from net realized gain on investments	–	(.62)	(.05)	(.23)	–	(.04)
Net asset value, end of period	17.97	16.90	15.11	14.24	13.98	10.80
Total Return (%)[c]	6.33[d]	16.31	6.51	3.52	29.32	(10.68)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.60[e]	2.71	2.61	3.69	8.73	4.47
Ratio of net expenses to average net assets	1.65[e]	1.66	1.65	1.65	1.65	1.65
Ratio of net investment (loss) to average net assets	(.74)[e]	(.63)	(.84)	(.65)	(.67)	(.63)
Portfolio Turnover Rate	36.06[d]	86.39	88.93	139.99	174.50	260.62
Net Assets, end of period ($ x 1,000)	7,654	6,097	7,085	5,060	2,420	1,616

[a] The fund commenced offering five classes of shares on November 15, 2002. The existing shares were redesignated Class A shares.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	16.28	14.69	13.95	13.82	10.77	10.65
Investment Operations:						
Investment (loss)–net[b]	(.12)	(.20)	(.25)	(.21)	(.20)	(.06)
Net realized and unrealized gain (loss) on investments	1.09	2.41	1.04	.57	3.25	.22
Total from Investment Operations	.97	2.21	.79	.36	3.05	.16
Distributions:						
Dividends from net realized gain on investments	–	(.62)	(.05)	(.23)	–	(.04)
Net asset value, end of period	17.25	16.28	14.69	13.95	13.82	10.77
Total Return (%)[c]	5.96[d]	15.48	5.64	2.62	28.20	1.62[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	3.51[e]	3.61	3.36	4.57	7.27	2.24[d]
Ratio of net expenses to average net assets	2.40[e]	2.41	2.40	2.40	2.40	1.10[d]
Ratio of net investment (loss) to average net assets	(1.48)[e]	(1.38)	(1.60)	(1.43)	(1.47)	(.73)[d]
Portfolio Turnover Rate	36.06[d]	86.39	88.93	139.99	174.50	260.62
Net Assets, end of period ($ x 1,000)	1,549	1,512	1,985	1,108	583	9

[a] From November 15, 2002 (commencement of initial offering) to April 30, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	16.27	14.68	13.93	13.81	10.77	10.65
Investment Operations:						
Investment (loss)–net [b]	(.12)	(.20)	(.24)	(.20)	(.19)	(.07)
Net realized and unrealized gain (loss) on investments	1.08	2.41	1.04	.55	3.23	.23
Total from Investment Operations	.96	2.21	.80	.35	3.04	.16
Distributions:						
Dividends from net realized gain on investments	–	(.62)	(.05)	(.23)	–	(.04)
Net asset value, end of period	17.23	16.27	14.68	13.93	13.81	10.77
Total Return (%) [c]	5.97[d]	15.42	5.72	2.55	28.11	1.62[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	3.48[e]	3.49	3.38	4.50	6.88	2.30[d]
Ratio of net expenses to average net assets	2.40[e]	2.41	2.40	2.40	2.40	1.10[d]
Ratio of net investment (loss) to average net assets	(1.51)[e]	(1.38)	(1.58)	(1.42)	(1.45)	(.68)[d]
Portfolio Turnover Rate	36.06[d]	86.39	88.93	139.99	174.50	260.62
Net Assets, end of period ($ x 1,000)	1,327	721	867	684	262	5

[a] *From November 15, 2002 (commencement of initial offering) to April 30, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class I Shares	Six Months Ended October 31, 2007 (Unaudited)[a]	Year Ended April 30,				
		2007	2006	2005	2004	2003[b]
Per Share Data ($):						
Net asset value, beginning of period	17.09	15.25	14.31	14.01	10.82	10.65
Investment Operations:						
Investment (loss)−net[c]	(.04)	(.09)	(.07)	(.04)	(.04)	(.02)
Net realized and unrealized gain (loss) on investments	1.14	2.55	1.06	.57	3.23	.23
Total from Investment Operations	1.10	2.46	.99	.53	3.19	.21
Distributions:						
Dividends from net realized gain on investments	−	(.62)	(.05)	(.23)	−	(.04)
Net asset value, end of period	18.19	17.09	15.25	14.31	14.01	10.82
Total Return (%)	6.44[d]	16.57	6.90	3.80	29.36	2.09[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.45[e]	2.14	2.26	3.58	4.12	1.83[d]
Ratio of net expenses to average net assets	1.40[e]	1.41	1.27	1.40	1.40	.64[d]
Ratio of net investment (loss) to average net assets	(.50)[e]	(.62)	(.44)	(.42)	(.34)	(.20)[d]
Portfolio Turnover Rate	36.06[d]	86.39	88.93	139.99	174.50	260.62
Net Assets, end of period ($ x 1,000)	226	113	1,235	1,127	1,063	1

[a] Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.
[b] From November 15, 2002 (commencement of initial offering) to April 30, 2003.
[c] Based on average shares outstanding at each month end.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

Class T Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	16.52	14.84	14.04	13.86	10.80	10.65
Investment Operations:						
Investment (loss)–net[b]	(.08)	(.13)	(.20)	(.16)	(.12)	(.05)
Net realized and unrealized gain (loss) on investments	1.10	2.43	1.05	.57	3.18	.24
Total from Investment Operations	1.02	2.30	.85	.41	3.06	.19
Distributions:						
Dividends from net realized gain on investments	–	(.62)	(.05)	(.23)	–	(.04)
Net asset value, end of period	17.54	16.52	14.84	14.04	13.86	10.80
Total Return (%)[c]	6.18[d]	15.93	6.03	2.97	28.33	1.81[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.97[e]	3.24	2.84	4.08	5.60	2.05[d]
Ratio of net expenses to average net assets	1.90[e]	1.91	1.90	1.90	1.90	.87[d]
Ratio of net investment (loss) to average net assets	(1.01)[e]	(.83)	(1.11)	(.93)	(.86)	(.43)[d]
Portfolio Turnover Rate	36.06[d]	86.39	88.93	139.99	174.50	260.62
Net Assets, end of period ($ x 1,000)	139	68	94	43	27	1

[a] *From November 15, 2002 (commencement of initial offering) to April 30, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

NOTE 1-Significant Accounting Policies:

Dreyfus Premier Health Care Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Opportunity Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series, including the fund. The fund's investment objective seeks long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Trustees approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C, Class I and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-ended investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments in registered investment companies are valued at their net asset value. Financial futures are valued at the last sales price.

On September 20, 2006, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax characters of distributions paid to shareholders during the fiscal year ended April 30, 2007 were as follows: long-term capital gains $314,769. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2-Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2007, the fund did not borrow under the line of credit.

NOTE 3-Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .90% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, from May 1, 2006 until April 30, 2008, that, if the fund's aggregate expenses, exclusive of taxes, interest on borrowings, brokerage fees, 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.40% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The expense reimbursement, pursuant to the undertaking, amounted to $46,584 during the period ended October 31, 2007.

During the period ended October 31, 2007, the Distributor retained $3,425 and $4 from commissions earned on sales of the fund's Class A and Class T shares, and $924 and $188 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended October 31, 2007, Class B, Class C and Class T shares were charged $5,767, $3,377 and $115, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2007, Class A, Class B, Class C and Class T shares were charged $8,401, $1,922, $1,126 and $115, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2007, the fund was charged $8,268 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended October 31, 2007, the fund was charged $1,302 pursuant to the custody agreement.

During the period ended October 31, 2007, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $8,059, Rule 12b-1 distribution plan fees $1,764, shareholder services plan fees $2,196, custodian fees $877, chief compliance officer fees $2,812 and transfer agency per account fees $1,376, which are offset against an expense reimbursement currently in effect in the amount of $7,521.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4-Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2007, amounted to $4,687,305 and $3,228,296, respectively.

At October 31, 2007, accumulated net unrealized appreciation on investments was $2,066,703, consisting of $2,157,976 gross unrealized appreciation and $91,273 gross unrealized depreciation.

At October 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL
OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees of the Company held on July 19-20, 2007, the Board considered the re-approval of the fund's Management Agreement for another one year term, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee, Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates, total operating expenses and performance. The Manager furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's expense ratio ranked in the third quintile (comparable to the median) of the Expense Group and in the fourth quintile (higher than the median) of the Expense Universe. The Board considered that the current fee waiver and expense reimbursement arrangement undertaken by the Manager had caused the fund's expense ratio to be comparable to Expense Group median.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and comparisons of performance to a group of comparable funds (the "Performance Group") that were composed of the same funds included in the Expense Group and to a broader group of funds (the "Performance Universe"). The Manager also provided a comparison of the fund's calendar year total returns to the returns of its benchmark index. The Board noted that the fund's performance was above the medians of the Performance Group for the 1- and 2-year periods, and was below the medians for the 3-, 4- and 5-year periods, ended May 31, 2007, and was above the medians of the Performance Universe for the reported periods.

Representatives of the Manager noted that the Manager or its affiliates do not manage other mutual funds or accounts with similar investment objectives, policies and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including any decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund, including soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was not unreasonable given the services provided. The Board also noted the current fee waiver and expense reimbursement arrangement and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the fund:

- The Board concluded that the nature, extent and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's overall performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus Premier
Health Care Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DHCAX	Class B: DHCBX	Class C: DHCCX
	Class I: DHCRX	Class T: DHCTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation

0091SA1007